UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Forbearance and Standstill Agreement with Streeterville Capital, LLC

As previously disclosed in the current reports on Form 6-K furnished on December 3, 2024, December 11, 2024 and May 14, 2025, MKDWELL Tech Inc., a British Virgin Islands business company (the “Company”), entered into a securities purchase agreement dated November 26, 2024 (the “November 2024 SPA”) with Streeterville Capital, LLC, a Utah limited liability company (the “Investor”), pursuant to which the Company issued to the Investor an unsecured convertible promissory note, on November 26, 2024, in the principal amount of $1,851,000 (the “Note”), convertible into Ordinary Shares, for a purchase price of $1,700,000. The transaction closed on December 9, 2024 and the Company received an aggregate purchase price of $1,700,000. On May 13, 2025, the Company and the Investor entered into an amendment to the Note that revised the definition of the “Conversion Price” under the Note.

On December 2, 2025, the Company and the Investor entered into a Forbearance and Standstill Agreement (the “Agreement”) pursuant to which the Investor will temporarily forbear from exercising enforcement rights arising from a default of not delivering certain conversion shares under the Note, and to extend the Note’s maturity date to June 9, 2026 (the “New Maturity Date”), by which the Company has agreed to repay any remaining balance of the Note in cash. In connection with the extension of the Note’s maturity date, the outstanding balance will increase by 0.5% on the third day of each month from December 3, 2025 through May 3, 2026. During the standstill period from December 1, 2025 through February 28, 2026, the Company may make a $100,000 payment to the Investor on or before the third day of each month. For any month in which such payment is made, the Investor has agreed not to convert any portion of the Note during that month. For any month in which the payment is not made, the Investor may convert up to $100,000 of the balance of the Note into Ordinary Shares during that month, provided that the conversion price shall not fall below $0.04 per share (the “Floor Price”).

The foregoing description of the Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is appended as Exhibit 10.1 hereto and incorporated by reference herein. Capitalized terms not otherwise defined in this Form 6-K have the meaning given to them in the Agreement.

EXHIBITS

Exhibit No.	Description
10.1	Forbearance and Standstill Agreement dated December 2, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

By:	/s/ Ming-Chia Huang
Name:	Ming-Chia Huang
Title:	Chief Executive Officer and Director

Date:	December 5, 2025